Via EDGAR

December 9, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Isaac Esquivel

Division of Corporate Finance

Office of Real Estate & Construction

Re:	Landmark Infrastructure Partners LP

Form 10-K for the Fiscal Year Ending December 31, 2018

Filed February 20, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019

Filed November 6, 2019 File No. 001-36735

Ladies and Gentlemen:

Set forth below is the response of Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 15, 2019, with respect to Form 10-K for the Fiscal Year Ending December 31, 2018 filed with the Commission on February 20, 2019, File No. 001-36735, and Form 10-Q for the Quarterly Period Ending September 30, 2019 filed with the Commission on November 6, 2019, File No. 001-36735.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Non-GAAP Financial Measures, page 46

1.

We note your response to prior comment 2 and that you revised the labeling of your FFO per unit measure to “FFO per common and subordinated unit - diluted” in the table included on page 48. However, your FFO measure is still labeled “FFO” in your calculation. Please further revise the labeling of your FFO to clarify that it is attributable to common and subordinated unitholders in future filings, including your future earnings releases and future supplemental packages, if applicable.

Response: The Partnership acknowledges the Staff’s comment, and the Partnership will further revise the labeling, including in the calculations, to “common and subordinated unitholders” in future presentations of its FFO as it may appear in the Partnership’s future filings, earnings releases, and supplemental packages.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (310) 598-3173 or to our counsel at Latham & Watkins LLP, John M. Greer, at (713) 546-7472.

Very truly yours,

Landmark Infrastructure Partners LP

By: Landmark Infrastructure Partners GP, LLC, its general partner

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

cc:	Kristi Marrone, Securities and Exchange Commission

John M. Greer, Latham & Watkins LLP